Question 77(c)


RESULTS OF SPECIAL MEETING OF STOCKHOLDERS
A special meeting of the stockholders was convened on June 15, 2001 to consider and act upon proposals to (i) approve the appointment of Asian Direct Capital Management as the new manager of The China Fund, Inc.s direct investments; (ii) approve the appointment of Martin Currie Inc. as the new manager of The China Fund, Inc.s listed investments and (iii) approve a recommendation to the Board of Directors to consider open-ending The China Fund, Inc.
At the special meeting the stockholders approved the appointment of Asian Direct Capital Management and Martin Currie Inc. and rejected the proposal that the stockholders recommend to the Board of Directors of The China Fund, Inc. that the Board consider open-ending
The China Fund, Inc.